UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 01-13921

BANKUNITED FINANCIAL CORPORATION

401(k) PROFIT SHARING PLAN

(Full title of the Plan)

BANKUNITED FINANCIAL CORPORATION

(Name of Issuer of the securities held pursuant to the Plan)

255 Alhambra Circle

Coral Gables, Florida 33134

(Address of the Issuer’s principal executive offices)

BankUnited 401(k) Profit Sharing Plan

Index

December 31, 2005 and 2004

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of

BankUnited 401(k) Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of BankUnited 401(k) Profit Sharing Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules and assets held at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Miami, Florida

June 28, 2006

BankUnited 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets
Investments at fair values	$15,517,521	$13,315,852
Contributions receivable
Employer contribution	68,261	105,436
Participant contributions	105,256	74,374

Total contributions receivable	173,517	179,810

Cash	80,800	103,481

Net assets available for benefits	$15,771,838	$13,599,143

The accompanying notes are an integral part of these financial statements.

BankUnited 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions
Investment loss
Net depreciation in fair value of investments	$(851,878)
Dividends	310,527
Interest	11,154

Investment loss	(530,197)

Contributions
Employer	1,276,807
Participant	2,428,165
Rollover	201,813

Contributions	3,906,785

Total additions	3,376,588

Deductions
Benefits paid to participants	1,103,052
Administrative expenses	100,841

Total deductions	1,203,893

Increase in net assets available for benefits	2,172,695
Net assets available for benefits
Beginning of year	13,599,143

End of year	$15,771,838

The accompanying notes are an integral part of these financial statements.

BankUnited 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.	Description of the Plan

The following description of the BankUnited 401(K) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is made available to all eligible, full-time employees of BankUnited, FSB, BankUnited Financial Corporation and BankUnited Financial Services, Incorporated (collectively, the “Company”) on the first day of the month after they have completed 30 days of service.

The Plan offers fourteen investment allocation options:

American Funds Growth Fund R5	Frank Russell Fixed Income I Fund
Artisan Mid-Cap Value Fund	Frank Russell Fixed Income III Fund
Calamos Growth A	Frank Russell International Fund
Fidelity Retire Money Market	Frank Russell Real Estate Securities Fund
Fidelity Spartan U.S. Equity Index	Frank Russell Select Value I Fund
Frank Russell Equity Q Fund	Frank Russell Short Term Bond Fund Harbor Small Cap Value Fund
SsgA Emerging Markets

The Retire Money Market and Spartan U.S. Treasury Money Market are used as intermediate accounts where funds are placed until they are either distributed or invested, as needed.

The Plan also offers self-delivered brokerage accounts (“Fidelity SDBA”) through Fidelity Investments Institutional Brokerage Group which allows the individual participant to invest in individual stocks, bonds and mutual funds; and a stock purchase election which allows individuals to purchase BankUnited Financial Corporation stock.

The Company is the Plan Administrator. The Plan recordkeeper is the Ingham Group. The Plan changed the Trustee to Reliance Trust Company and amended the plan document effective May 4, 2004. Prior to May 4, 2004, Circle Trust Company was the Trustee of the Plan’s assets and Schwab was the custodian of Plan assets in the Schwab Personal Choice Retirement Account. Fidelity is the Custodian of plan assets in the Fidelity SDBA.

Participant Accounts

Each participant’s account is credited with participant salary deferrals, employer matching contributions of earnings based upon the participant’s investment elections, and reduced for administrative expenses paid by the Plan, valued daily. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Employer Contributions

For each Plan year, the Company will contribute to the Plan an amount of matching contributions determined by the Company at its discretion. The Company may choose not to make matching contributions for a particular plan year. The Company may cap the amount of matching contributions at a certain dollar amount or percentage of compensation. The Company’s contributions to the Plan for the years ended December 31, 2005 and 2004 were equal to 75% of the first 6% of the base compensation that the participants contributed to the Plan and consisted of shares of Class A Common stock of BankUnited Financial Corporation.

BankUnited 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2005 and 2004

Participant Contributions

Each participant may voluntarily contribute to the Plan up to a maximum equal to the Internal Revenue Service annual limitations. For the year ended December 31, 2005, participant contributions were subject to an overall annual limitation of $14,000. Participants age 50 or over were allowed to contribute an additional $4,000 in 2005.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in amounts contributed by the Company for the participant’s benefit is based on continuous years of service. However, if an active participant dies or becomes disabled prior to attaining the normal retirement age, the participant’s account becomes 100 percent vested. The vesting schedule for the participant’s share of the Company’s contribution is as follows:

Years of Service	Percentage Vested
1	0
2	25%
3	50%
4	75%
5 or more	100%

Loans to Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account. In 2005 and 2004, the loans bore interest rates that ranged from 5.0 percent to 10.5 percent. These rates are based on comparable rates offered by other financial institutions for similar loans. Principal and interest on outstanding loans is repaid semi-monthly through payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Withdrawals

Generally, vested account balances not exceeding $5,000 are distributed to participants in a single lump sum payment after employment with the Company is terminated. If a terminated participant’s benefits exceed $5,000, the individual may elect to defer distribution until the age of 65 and are paid in a lump sum. As further described in the Plan document, early withdrawals are generally limited to cases involving disability or financial hardship.

BankUnited 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2005 and 2004

Forfeitures

Forfeitures are created when participants terminate participation in the Plan before becoming fully vested in the employer’s contribution under the Plan and do not return to employment within 5 years. Forfeited nonvested accounts totaled $79,926 and zero at December 31, 2005 and 2004, respectively. In 2005, employer contributions were reduced by $2,905 from forfeited nonvested accounts.

Tax Status

The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

2.	Summary of Accounting Policies

The following is a summary of significant accounting policies followed by the Plan in the preparation of the financial statements:

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting and reflect management’s estimates and assumptions, such as those regarding fair value, that affect the recorded amounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments

Plan investments are stated at fair value based upon quoted market prices of publicly traded investments. Shares of mutual funds are valued at the net asset value of the shares held by the Plan at year end. Participant loans are valued at amortized cost which approximates fair value.

Contributions

Participant contributions and matching employer contributions are recorded in the period during which the Company makes payroll deductions from the participants’ earnings.

Payment of Benefits

Benefits become payable to participants upon their election or separation from the Company as described above. Benefits are recorded when paid. Benefits payments satisfied through distribution of shares of Class A Common stock of BankUnited Financial Corporation are recorded at fair value at the date of payment. There were no outstanding benefits payable to participants at December 31, 2005 and 2004.

Plan Administrative Expenses

In addition to fund administrative expenses paid by the Plan, certain additional administrative expenses are paid by the Company. Administrative expenses paid by the Company on behalf of the Plan were approximately $45,000 for the year ended December 31, 2005.

BankUnited 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2005 and 2004

Net Appreciation (Depreciation) in Investment Value

The Plan’s net appreciation (depreciation) in investment value includes the unrealized appreciation (depreciation) in the fair value of investments and realized gains and losses on investments during the year. Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on the sale of investments are determined by the specific identification method.

Dividend and Interest Income

Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date. Such amounts are reinvested and become part of the Plan’s investment portfolio.

3.	Related Party Transactions

Certain plan investments are shares of BankUnited Financial Corporation Class A Common stock. These transactions qualify as party-in-interest. In addition, at December 31, 2005 and 2004, the Plan had outstanding employer contribution receivables from the Company of $68,621 and $105,436, respectively.

Certain Plan investments are shares of mutual funds managed by Reliance Trust Company. Reliance Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to approximately $68,000 for the year ended December 31, 2005.

4.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2005		2004
Equity Q Fund, 37,308 and 27,613 shares, respectively	$1,335,238		$960,482
International Fund, 26,672 and 21,740 shares, respectively	1,146,383		828,531
BankUnited Financial Corporation Common Stock, 261,861 and 221,747 shares, respectively	6,957,647	*	7,084,817	*

*	$6,196,766 and $6,448,315 (233,224 and 201,825 shares, respectively) represent nonparticipant-directed investments at December 31, 2005 and 2004, respectively.

During the year ended December 31, 2005, the Plan’s investments depreciated in value as follows:

Common stock	$(1,156,059)
Trust company funds	16,596
Mutual funds	287,585

$(851,878)

BankUnited 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2005 and 2004

5.	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2005	2004
Net assets
BankUnited Financial Corporation common stock	$6,196,766	$6,448,315
Employer contribution receivable	68,261	105,436

	$6,265,027	$6,553,751

Year Ended December 31, 2005
Changes in net assets
Net depreciation in investment value	$(1,052,967)
Employer contributions	801,953
Benefits paid to participants	(37,710)

$(288,724)

6.	Risk and Uncertainties

The Plan provides for various options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could have a material effect on participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

* * *

ADDITIONAL INFORMATION

BankUnited 401(k) Profit Sharing Plan Schedule of Assets Held December 31, 2005	Schedule I

(a)*	(b) Identity of Issue, Borrowers, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost**	(e) Fair Value
	American Funds Growth Fund R5	Shares of registered investment company		$457,952
	Artisan Mid-Cap Value Fund	Shares of registered investment company		20,194
	Calamos Growth A	Shares of registered investment company		14,944
	Fidelity Retire Money Market	Shares of registered investment company		573,891
	Fidelity Spartan U.S. Equity Index	Shares of registered investment company		430,648
	Fidelity Spartan U.S. Treasury Money Market	Shares of registered investment company		2,460
*	Frank Russell Equity II Fund	Shares of registered investment company		3,995
*	Frank Russell Equity Q Fund	Shares of registered investment company		1,335,238
*	Frank Russell Fixed Income I Fund	Shares of registered investment company		707,079
*	Frank Russell Fixed Income III Fund	Shares of registered investment company		671,982
*	Frank Russell International Fund	Shares of registered investment company		1,146,383
*	Frank Russell Real Estate Securities Fund	Shares of registered investment company		552,812
*	Frank Russell Select Value I Fund	Shares of registered investment company		655,949
*	Frank Russell Short Term Bond Fund	Shares of registered investment company		326,684
	Harbor Small Cap Value Fund	Shares of registered investment company		727,218
	SsgA Emerging Markets	Shares of registered investment company		522,202

				8,149,631

*	BankUnited Financial Corporation Common Stock	Shares of common stock	$3,960,689	6,957,647

				15,107,278

	Fidelity SDBA
	ABN AMRO Talon Mid Cap CLN	Shares of registered investment company		5,830
	Agere Systems Inc A	Shares of common stock		194
	Allianz RCM Biotech D	Shares of registered investment company		1,247
	American Century 20th Ultra	Shares of registered investment company		2,141
	American Century Sm Cap Val Inv	Shares of registered investment company		3,456
	American Intl Group Inc	Shares of common stock		8,529
	American Science & Engineering Inc.	Shares of common stock		9,605
	Amegen Inc	Shares of common stock		15,772
	Ariel Appreciation Fd	Shares of registered investment company		2,593
	Budget Group Inc A	Shares of common stock		2
	Citizens Global Equity	Shares of registered investment company		3,543
	Citizens Small Cap Growth Fd	Shares of registered investment company		3,839
	Domini Social Bond	Shares of registered investment company		5,263
	FBR Small Cap Financial	Shares of registered investment company		2,792
	Fidelity Canada	Shares of registered investment company		12,150
	Fidelity Dividend Growth	Shares of registered investment company		5,159
	Fidelity Export Multinational	Shares of registered investment company		5,343
	Fidelity Freedom 2025	Shares of registered investment company		1,100
	Fidelity Freedom 2030	Shares of registered investment company		4,001
	Fidelity Freedom 2035	Shares of registered investment company		4,472
	Fidelity Freedom 2040	Shares of registered investment company		1,706
	Fidelity Inflation Protected Bond	Shares of registered investment company		1,731
	Fidelity Japan Smaller Companies	Shares of registered investment company		6,506
	Fidelity Select Defense Aerospace	Shares of registered investment company		4,790
	Fidelity Select Natural Gas	Shares of registered investment company		9,117
	Fidelity Value	Shares of registered investment company		5,547
	General Electric Company	Shares of common stock		12,092
	Interland, Inc.	Shares of common stock		44
	JDS Uniphase Corporation	Shares of common stock		236
	Lucent Technologies Inc	Shares of common stock		1,596
	Nortel Networks Corp	Shares of common stock		1,377
	Oakmark I	Shares of registered investment company		6,924
	Oracle Corporation	Shares of common stock		1,221
	Pfizer, Inc.	Shares of common stock		5,830
	Proctor & Gamble Company	Shares of common stock		14,470
	Sun Microsystems Inc	Shares of common stock		419
	T Rowe Price Media & Telecom	Shares of registered investment company		2,930
	Third Avenue Value	Shares of registered investment company		7,051
	Wells Fargo Dividend Income Fund Inv	Shares of registered investment company		1,621
	Yacktman Focused	Shares of registered investment company		3,366

				185,605

*	Participant Loans	Various maturities, interest rates ranging between 5% to 10.50%		224,638

				224,638

				15,517,521

*	Represents a party-in-interest to the Plan.
**	Cost omitted for participant directed investments

BankUnited 401(k) Profit Sharing Plan Schedule of Reportable Transactions* Year Ended December 31, 2005	Schedule II

	Purchases		Sales
Description of Assets	Number of Purchases	Purchase Price	Number of Sales	Selling Price	Realized Gain
BankUnited stock – Common	60,567	$1,544,026	—	$—	$—

Notes:

*	Transactions, or series of transactions, in excess of 5 percent of the current value of Plan’s assets as of December 31, 2004 as defined in section 2520.103-6(b) of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

The Plan

Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

BankUnited Financial Corporation	Plan Administrator	June 29, 2006

By:	/s/ Humberto L. Lopez
Humberto L. Lopez
Senior Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit Number	Description of Document
23.1	Consent of PricewaterhouseCoopers, LLP